CONFIDENTIAL

May 24, 2021

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	SOPHiA GENETICS SA
Draft Registration Statement on Form F-1

Dear Sir/Madam:

On behalf of SOPHiA GENETICS SA, a corporation organized under the laws of Switzerland (the “Company”), we are submitting to the staff of the Securities and Exchange Commission (the “Commission”) for its confidential review the Company’s draft Registration Statement on Form F-1 relating to a proposed offering in the United States of the Company’s ordinary shares.

If you have any questions regarding this submission, please do not hesitate to call me at (212) 450-4135 or Yasin Keshvargar at (212) 450-4839.

Sincerely,

/s/ Deanna L. Kirkpatrick

Deanna L. Kirkpatrick